Filed Pursuant To Rule 433

Registration No. 333-275079

January 17, 2024

Bitcoin’s $29 Billion Hotel California

Grayscale Bitcoin Trust could retain investor money despite its higher fee

By Telis Demos

Jan. 11, 2024 8:00 am ET

“You can check out any time you like, but you can never leave” might be an apt analogy to illustrate what is going on with what is set to be the largest, newly-minted bitcoin exchange-traded fund.

With a series of openings expected Thursday, those who want to invest directly in the cryptocurrency in the form of a U.S. spot ETF will suddenly have many options. But before this big bang, there was really just one direct vehicle in the U.S. market:

Grayscale Bitcoin Trust GBTC 0.00%increase; green up pointing triangle

That helped GBTC to grow to an enormous size, nearly $29 billion, even before the Securities and Exchange Commission finally approved its “up-listing” from an over-the-counter stock into a listed ETF, in which shares can be readily created or redeemed—enabling it once and for all to close the big gap at which it has usually traded to the value of its underlying bitcoin. At that size, it would be the second-largest commodity ETF in the U.S. market, behind

SPDR Gold Shares GLD -0.23%decrease; red down pointing triangle, according to ETF.com data.

As the biggest game in town for a long time, GBTC could charge a healthy 2% fee. But even before the new bitcoin ETFs were approved, the mere prospect of them launched an intense price war. Some providers have already lowered their proposed fees. Some will have promotional rates or waived fees for a period or up to a certain size.

Price change in Grayscale Bitcoin Trust and bitcoin, from one year agoSources: CoinDesk (crypto currencies); FactSet (funds)

Even the nonpromotional fees are relatively low. Several, including

BlackRock’s BLK -0.27%

GBTC is slashing its fee, too. But only to 1.5%.

Is Grayscale trying to put itself out of business? Hardly. While the ETF market is hypercompetitive, with many investors focused on fees, they aren’t the sole consideration. GBTC already having tens of billions in assets puts it in a unique position.

Most notably, those who own GBTC in taxable accounts and are considering switching to a cheaper ETF will have to weigh those savings versus the possible capital-gains tax hit of selling GBTC. And those bills could be hefty: If you had bought GBTC a year ago, back when it was trading at a huge discount to bitcoin, you would be sitting on gains of over 300%.

There are also different audiences for ETFs. For financial advisers, like the ones served by the vast distribution and marketing networks of BlackRock or Fidelity Investments, the fee might be a huge factor. But for an institution planning on large trades, things like liquidity and bid-offer spreads might be key. And being the biggest bitcoin ETF can drive advantages on those measures.

Take the well-established gold ETF market. SPDR Gold Shares is the largest gold ETF. But its sponsor fee of 0.4% is above that of the second largest,

iShares Gold Trust IAU -0.21%

The lesson is that if bitcoin ETFs are the vast market force proponents hope for, the battle might be long and complicated. ETFs in other markets come in many flavors: There are ETFs that hold less of an underlying asset per share to trade at a lower price, increasing their appeal to some investors. ETFs can also come in leveraged or short varieties.

Whether the SEC will approve those versions of spot bitcoin ETFs remains to be seen, of course. Chair Gary Gensler pointedly didn’t endorse bitcoin, saying in a statement that “investors should remain cautious about the myriad risks associated with bitcoin and products whose value is tied to crypto.” Legally, though, many future approvals might have to follow, with the SEC having arguably backed itself into a corner with its initial batch of approvals.

So for those already exhausted by the saga of spot bitcoin ETFs, be prepared for a lot more to come.

Write to Telis Demos at Telis.Demos@wsj.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.